Exhibit 99.1

TSX: MAI NEWS RELEASE NASD-OTCBB: MNEAF

Minera Andes provides update on Annual and Special Meeting
due to Canadian postal disruption

TORONTO, ONTARIO – June 16, 2011 – Minera Andes Inc. (“Minera Andes” or the “Corporation”) (TSX: MAI and US OTC: MNEAF) announces that its Annual General and Special Meeting will be held at 4:00 PM (Toronto time) on, Monday July 11, 2011 at 1 King Street West, Chairman’s Boardroom, Toronto, Ontario (the “Meeting”). The record date for the purpose of determining holders of common shares entitled to notice of, and to vote at, the Meeting was June 6, 2011.

Minera Andes regrets that due to a postal disruption in Canada, materials being delivered to Canadian shareholders in connection with the Meeting may not be available in a timely manner.

Minera Andes has filed its management information circular, voting instruction form and form of proxy (the “Meeting Materials”) under the Corporation’s profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov), as well, made these available on www.minandes.com.

United States Shareholders

United States shareholders are expected to receive Meeting Materials in the ordinary course and will not be impacted by the current postal disruption.

Canadian Shareholders

Canadian shareholders of Minera Andes have the right under Canadian securities law to elect not to allow their intermediaries (banks, brokerages, etc.) to disclose their identity to Minera Andes. The investors who do so are referred to as Objecting Beneficial Owners ("OBO”).

The vast majority of our shareholders allow their intermediaries to disclose their identity to Minera Andes and are considered Non-Objecting Beneficial Owners ("NOBO").

If you are a NOBO shareholder or you are a registered shareholder (i.e. you hold a physical share certificate) you can vote by telephone or online.  In order to do so you need to contact our transfer agent, Computershare Investor Services by telephone: 1-800-564-6253 to obtain a Control Number.  Once you have obtained your Control Number you can vote by calling 1-866-732-VOTE (8684) or vote online at www.investorvote.com.

If you are an OBO and did not receive your Voting Instruction Form and Control Number due to postal disruption you can obtain your Control number by contacting your broker, financial institution, nominee or other intermediary that hold your Minera Andes shares.

Minera Andes Inc.
News Release 11-14    Page 1

Most brokers or other intermediaries delegate responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge"). Broadridge provides shareholders with specific instructions on how to vote by internet or telephone along with a Control Number specific to each shareholder, which is required to record votes through their internet or telephone voting systems. Upon obtaining your Control Number you may proceed to vote your shares by accessing the Broadridge internet or telephone voting system in the normal course as follows or provide directions to your broker, financial institution, nominee or other intermediary to vote on your behalf. Broadridge Internet Voting is accessible at www.proxyvote.com or by telephone at 1-800-474-7493. The Broadridge voting cut-off date is July 7, 2011.

Please note: the Meeting is NOT to consider the business combination with US Gold Corporation, as proposed by Rob McEwen, Chairman and CEO of Minera Andes and US Gold Corporation and as further described in our news release dated June 14, 2011.  This meeting date has yet to be announced.

About Minera Andes:  Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: (i) a 49% interest in Minera Santa Cruz SA, owner of the San Jose Mine in close proximity to Goldcorp's Cerro Negro project; (ii) 100% ownership of the Los Azules copper deposit; and, (iii) 100% ownership of a large portfolio of exploration properties in Santa Cruz province, Argentina, including properties bordering the Cerro Negro project in Santa Cruz Province.  The Company had $31 million USD in cash as at March 31, 2011 with no bank debt.  Rob McEwen, Chairman and CEO, owns 31% of the shares of the Company.

This news release has been submitted by Nils Engelstad, Vice President, Corporate Affairs.

99 George St. 3rd Floor
Toronto, Ontario, Canada M5A 2N4
Toll-Free: 1-866-441-0690
Tel: 647-258-0395
Fax: 647-258-0408
E-mail: info@minandes.com

Caution Concerning Forward-Looking Statements: This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements and information involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, risks related to litigation which if resolved adversely to Minera Andes could materially impact the Corporation’s value and interest in and ability to develop the Los Azules project,  property title, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Minera Andes Inc.
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Readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Company's Annual Information Form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Minera Andes Inc.
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